PRIMARY METALS INC.

06019217

November 23, 2006

Securities & Exchange Commission
100 F Street NE
Washington, DC
USA 20549

RECEIVED DEC 0 8 2006 MAIL PROCESSING SECTION WASH, D.C. 152

Attention: Filing Desk

Re: File No. 82-35031

SUPPL

Please find enclosed copies of the following documents:

Form 51-102F3 dated October 24, 2006
News Releases dated:
- September 7, 2006
- October 23, 2006
- October 24, 2006
- November 1, 2006

Yours sincerely,

James Robertson
Director

PROCESSED
DEC 2 0 2006
THOMSON FINANCIAL

dw12/14

Suite 306
850 Hastings St. W
Vancouver BC
Canada V6C 1E1
Telephone
604.669.8988
Fax
604.669.2744

#82-35031

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Primary Metals Inc. (the "Company")
Suite 306 – 850 West Hastings Street
Vancouver, BC V6C 1E1

ITEM 2. DATE OF MATERIAL CHANGE

October 23, 2006

ITEM 3. NEWS RELEASE

Issued October 23, 2006 and distributed through the facilities of CCNMatthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

See attached news release.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Kerry Spong, Chief Financial Officer and Secretary
Telephone: 604-669-8988

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 24th day of October, 2006.

#82-35031

PRIMARY
METALS
INC.

NEWS RELEASE

Primary Metals Announces New Director
Stock Options Granted

September 7, 2006 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company") is pleased to announce that Mr. António Corrêa de Sá has joined the Board of Directors of the Company.

Mr. Corrêa de Sá, a qualified mining engineer, worked for Beralt Tin & Wolfram (Portugal) S.A., a wholly-owned subsidiary of Primary, for 15 years - first as General Manager and later as Managing Director. Beralt is the operator of the Panasqueira tungsten mine, which is owned outright by Primary. Since leaving Beralt, Mr. Corrêa de Sá was the Managing Director of Somincor, the operator of EuroZinc Mining Corp.'s Neves-Corvo copper mine, for six years. He was appointed Somincor's non-executive Chairman in July 2005, a position he held until recently.

Mr. Corrêa de Sá will work closely with Primary Metals and Beralt on improving mining activities at Panasqueira and assessing new opportunities.

The Company has granted Mr. Corrêa de Sá a five-year option to purchase 50,000 common shares at an exercise price of $2.88 per share in accordance with TSX Venture Exchange guidelines and the Company's stock option plan ("the Plan"). The options will bear a four-month hold period and are subject to vesting provisions over an 18-month period, in accordance with the terms of the plan. The option agreement and Mr. Corrêa de Sá's position as director are subject to regulatory approval.

Primary Metals Inc. is a TSX Venture listed company, which owns 100% interest in the Panasqueira tungsten mine in Portugal. The Company has recently reported earnings of C$0.99 per share for the financial year ended March 31, 2006 and C$0.14 per share before non-cash income taxes for the first quarter ended June 30, 2006 (C$0.10 per share after non-cash income taxes).

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744

PRIMARY METALS INC.

Primary trades on the TSX Venture Exchange under the symbol PMI and has an issued capital of 12,335,259 common shares. Further information about the company is available on the company's website at www.primarymetals.ca and under the company's profile at www.sedar.com.

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.628.5800 extension 36
Toll free: 1.866.684.4209
Email: info@ascentacapital.com

#82-35031

PRIMARY METALS INC.

NEWS RELEASE

Primary Metals receives US$380,000 for past debt settlement

October 23, 2006 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company") is pleased to announce the receipt of US$380,000 from S.A. Minera Regina en Liquidación ("Minera Regina") in settlement of certain past debts. Minera Regina was previously a subsidiary of the Company with tungsten properties in Peru and funds had been loaned to Minera Regina before it declared bankruptcy several years ago. The loans had been fully written down at that time and the current payment has been received as a result of reactivation of Minera Regina by an unrelated third party.

Primary Metals Inc. is a TSX Venture Exchange listed company, which owns 100% interest in the Panasqueira tungsten mine in Portugal, currently producing wolframite concentrates containing some 100,000 MTU's of tungsten trioxide per annum. Further information about the company is available on the company's website at www.primarymetals.ca and under the company's profile at www.sedar.com.

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.628.5800 extension 236
Toll free: 1.866.684.4209
Email: info@ascentacapital.com

82-35031

PRIMARY
METALS
INC.

NEWS RELEASE

Primary Metals graduates to Tier 1 on TSX Venture Exchange

October 24, 2006 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company") is pleased to announce that is has graduated to Tier 1 as a Mining Issuer on the TSX Venture Exchange (the "Exchange"), with effect from October 23, 2006. "We are delighted with this listing on the Exchange's premier tier in recognition of Primary as one of the Exchange's most advanced Issuers, producing tungsten concentrates from our profitable mining operations in Portugal." said Mr. Lewis Black, Chairman and CEO of the Company.

Primary Metals Inc. owns 100% interest in the Panasqueira tungsten mine in Portugal, currently producing wolframite concentrates containing some 100,000 MTU's of tungsten trioxide per annum with further improvements underway. Information about the company is available on the company's website at www.primarymetals.ca and under the company's profile at www.sedar.com.

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners Inc.
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

#82-35031

PRIMARY METALS INC.

NEWS RELEASE

Primary Metals announces Chief Financial Officer; Stock Options Granted

November 1, 2006 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company") is pleased to announce that Donald Smith, has been appointed Chief Financial Officer and Secretary of the Company effective November 1, 2006. Mr. Smith brings over 30 years of experience in financial management to Primary and has a demonstrated track record in strategic planning and business growth.

Mr. Smith is a Chartered Accountant and holds a Masters degree in Business Administration from Simon Fraser University, with an emphasis on Strategic Analysis. He has served as CFO, Corporate Controller and Corporate Secretary for various public and private companies in British Columbia and is a member of the Simon Fraser University Senate.

"We are delighted to welcome Don Smith to the Company at a time when we are poised for growth" said Lewis Black, Chairman and CEO of Primary. "We continue to assess improvements in efficiencies and cost control at our profitable tungsten mine and are reviewing new opportunities for acquisition. His experience in this regard will be highly valued."

The Company has granted Mr. Smith a five-year option to purchase 75,000 common shares in accordance with TSX Venture Exchange guidelines and the Company's stock option plan ("the Plan"). The options will bear a four-month hold period and are subject to vesting over an 18-month period, in accordance with the terms of the Plan. Mr. Smith's appointment is subject to regulatory approval.

Primary Metals Inc. owns 100% interest in the Panasqueira tungsten mine in Portugal, currently producing wolframite concentrates containing some 100,000 MTU's of tungsten trioxide per annum with further improvements underway. Information about the company is available on the company's website at www.primarymetals.ca and under the company's profile at www.sedar.com.

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners Inc.
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com